3-3-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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[redacted]

04002204

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
FEB 19 2004
WASH. D.C. 158

SEC FILE NUMBER
8 - 51063

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

EPORT FOR THE PERIOD BEGINNING JANUARY1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

AME OF BROKER DEALER:

TRIUMPH GLOBAL SECURITIES, LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

DDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 NINTH AVENUE, SUITE 402
(No. And Street)

NEW YORK, (City) NY (State) 10036 (Zip Code)

AME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES W. GERBER (212) 246-0983
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

HECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, CHARLES W. GERBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRIUMPH GLOBAL SECURITIES, LTD., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Charles W. Gerber
Signature

PRESIDENT
Title

Susan E VanVelson
Notary Public

SUSAN E. VANVELSON
Notary Public, State of New York
No. 01VA6045572
Qualified in Ulster County
Commission Expires July 31, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

TRIUMPH GLOBAL SECURITIES LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

FULVIO & ASSOCIATES, L.L.P.
Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Triumph Global Securities Ltd.:

We have audited the accompanying statement of financial condition of Triumph Global Securities Ltd. (the "Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Triumph Global Securities Ltd., as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP.

New York, New York
January 20, 2004

TRIUMPH GLOBAL SECURITIES LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 53,411
Security deposit	550
Other assets	7,819
TOTAL ASSETS	$ 61,780

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 10,250
TOTAL LIABILITIES	10,250
SHAREHOLDER'S EQUITY:	
Common stock, $.01 par value, 1,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	290
Retained earnings	51,230
TOTAL SHAREHOLDER'S EQUITY	51,530
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 61,780

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Triumph Global Securities Ltd. (the "Company") was incorporated on November 14, 1997 in the State of New York. The Company registered with the Securities and Exchange Commission as a broker/dealer on June 11, 1998 and became a member of the National Association of Securities Dealers, Inc. The Company's purpose is to advise other companies on all financial matters, including advice on financing, securities offerings for public or private companies, private placement of securities and structuring subordinated debt agreements.

The Company recognizes consulting income and related expenses when underwritings are consummated. Cash equivalents include FDIC insured money-market funds.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires that aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined and maintaining minimum statutory net capital. At December 31, 2003, the Company's net capital and excess net capital were $43,161 and $38,161, respectively.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company reimburses Triumph Worldwide Companies Ltd., a company related by common ownership, for rent and other related expenses such as supplies, equipment, and other personnel and variable costs. The amount reimbursed is based on the fair market value for the allocated portion of these expenses.

NOTE 4 - INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and similar provisions of New York State. Accordingly, no provision for federal and state corporate income taxes is required. The shareholder of the Company is liable for the taxes on his share of the Company's income or loss.

NOTE 4 - INCOME TAXES (continued)

The Company is subject to the New York State Franchise and New York City General Corporation taxes that, at a minimum, impose a tax based on capital. The Company has established a provision for such taxes.

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Significant components of the provision for income taxes are as follows:

Current	$ (804)
Deferred Tax Asset	4,000
Total	$ 3,196

NOTE 5 - COMMITMENTS AND CONTIGENCIES

The Company pays $1,790.27 each month, which represents the cost of its space utilized at 630 Ninth Avenue, Suites 402 & 403, New York, NY 10036. The Company can cancel this lease with ten days notice. The Company agrees that depending on its space usage, if it increases, it will pay an appropriate increase.